FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of June, 2021

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated June 28, 2021, announcing that Gilat Awarded $9 Million in Orders for Support of Low Earth Orbit Constellation.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated June 28, 2021	By:	/s/ Yael Shofar
Yael Shofar
General Counsel

Gilat Awarded $9 Million in Orders for Support of Low Earth
Orbit Constellation

Petah Tikva, Israel, June 28, 2021 -- Gilat Satellite Networks Ltd. (Nasdaq: GILT, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today that it received orders of $9 million for support of gateways of Low Earth Orbit (LEO) constellations.

Gilat's subsidiary, Wavestream, was chosen as the vendor of choice to supply Gateway Solid State Power Amplifiers (SSPAs) to a leading satellite operator to support the LEO constellation gateways. The orders were received as part of the previously announced contract.

Wavestream is proceeding according to plan with orders now exceeding 800 Gateway-Class SSPAs. Wavestream’s PowerStream 160Ka is designed specifically for networks using wide bandwidth uplinks and high order modulation schemes, thus best addressing the stringent requirements of Non-Geostationary Satellite Orbit (NGSO) constellations installed in remote locations.

"The high-volume manufacturing of these highly-complex Gateway-class SSPAs is proceeding at an unprecedented production rate, with all deliveries expected in the next 12 months," said Bob Huffman, Wavestream’s General Manager. "Our manufacturing capacity, product reliability, and experience with high-power Ka-Band SSPA technologies stand alone in the NGSO Gateway market, and we are honored to be trusted to deliver more than 1,000 of these units for the entire program.”

About Wavestream
Wavestream, a Gilat subsidiary is the industry leader in the design and manufacture of next generation satellite communications high power transceivers for In Flight Connectivity, Ground Mobility and Gateway markets. Since 2001, we provide system integrators with field-proven, high performance Ka, Ku and X band Solid State Power Amplifiers (SSPAs), Block Upconverters (BUCs), Block Down Converters and Transceivers. We design, manufacture and repair our products in-house and have delivered over 40,000 systems in the past 15 years. Wavestream products provide high quality and reliability under the harshest environmental conditions and we are currently certified to ISO 9001:2008 and AS9100D standards. For further details please visit www.wavestream.com

About Gilat
Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, risks associated with the outbreak and global spread of the coronavirus (COVID-19) pandemic; changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.

Contact:
Gilat Satellite Networks
Doreet Oren, Director Corporate Communications
DoreetO@gilat.com

GK Investor and Public Relations
Ehud Helft, Managing Partner
ehud@gkir.com